Exhibit 99.1

NexGen Demonstrating Continuity of Grade and Thickness at Arrow

Third Batch of 2019 Assay Results Released.

VANCOUVER, Dec. 12, 2019 /CNW/ - NexGen Energy Ltd. ("NexGen" or the "Company") (TSX: NXE, NYSE MKT: NXE) is pleased to report assay results for an additional forty holes from the Company's recently completed Feasibility-stage drilling program at the 100% owned, Rook I property in the Athabasca Basin Saskatchewan.

Intersections of the Arrow Deposit during the 2019 drilling campaign continue to verify the overall continuity of the A2 and A3 Pre-Feasibility Study ("PFS", see News Release dated November 5, 2018) Indicated Domains and confirm the highest confidence Measured Resource spacing. Figures 1 and 2 demonstrate the continuity of high-grade mineralization at the Arrow Deposit as targeted by NexGen by comparing results from the 2019 drill program against the PFS Indicated Domains.

All 2019 drill holes were collared at a steep inclination, then shallowed out between -55° and -60° before intersecting the target by utilizing the latest in directional drilling technology.

The results below highlight intersections through the A2 and A3 High-Grade Domains for Indicated-to-Measured resource definition only. For complete hole results please see results Table 1.

A2 High-Grade Domains

  AR-19-229c5 intersected 46.0 m at 4.51% U3O8 (614.0 to 660.0 m) including 4.0 m at 15.21% U3O8 (629.0 to 633.0 m). The target was intersected at a dip of -58.8°, approximately 12.0 m along strike to the southwest of AR-16-096c3 (21.5 m at 2.33% U3O8);
  AR-19-241c2 intersected 17.0 m at 4.51% U3O8 (567.0 to 584.0 m) including 6.0 m at 10.84% U3O8 (570.0 to 576.0 m). The target was intersected at a dip of -56.3°, approximately 13.0 m down-dip to the northeast of AR-19-241c1 (15.0 m at 4.52% U3O8 including 6.0 at 10.84% U3O8);
  AR-19-243c3 intersected 30.0 m at 3.09% U3O8 (609.5 to 639.5 m) including 8.0 m at 11.35% U3O8 (615.5 to 623.5 m). The target was intersected at a dip of -56.2°, approximately 11.0 m along strike to the northeast of AR-16-112c2 (40.5 m at 6.18% U3O8 and 24.0 m at 10.35% U3O8);
  AR-19-247c1 intersected 27.5 m at 2.14% U3O8 (617.5 to 645.0 m) including 6.0 m at 5.11% U3O8 (632.0 to 638.0 m). The target was intersected at a dip of -54.3°, approximately 20.0 m up-dip from AR-19-237c1 (25.0 m at 2.14% U3O8);

A3 High-Grade Domains

  AR-19-238c3 intersected 21.0 m at 1.76% U3O8 (496.5 to 517.5 m) including 9.0 m at 3.94% U3O8 (496.5 to 505.5 m). The target was intersected at a dip of -60.0°, approximately 9.0 m along strike to the northeast of AR-17-159c2 (49.0 m at 2.30% U3O8 and 2.0 at 9.88% at U3O8);
  AR-19-248c2 intersected 44.0 m at 1.66% U3O8 (515.5 to 559.5 m) including 16.0 m at 3.65% U3O8 (527.5 to 543.5 m). The target was intersected at a dip of -55.9°, approximately 14.0 m along strike to the northeast of AR-14-008 (10.0 m at 2.50% U3O8).

Leigh Curyer, Chief Executive Officer, commented: "The assay releases from our completed Feasibility-stage drill program continue to highlight and confirm our confidence in the continuity of mineralization across the A2 and A3 high-grade domains. NexGen continues feasibility study programs for scheduled release in H1 2020 together with advancing all aspects of the Environmental Assessment scheduled for submission in H2 2020."

Troy Boisjoli, Vice-President, Operations and Project Development, commented: "The predictability of mineralization at Arrow, as demonstrated by the 2019 drilling, further enhances the Mineral Resource estimate which supports the proposed mine plan and production profile at Arrow. In my experience the predictability of mineralization is a key component lending confidence to future production targets and this continuity demonstrated at Arrow with 309 drill holes to date is stronger than anything I've seen before."

Development, Permitting, Activities & Financial

  The completed winter 2019 drilling program was comprised of 131 holes totaling 57,282.4 m of which 117 drill holes, totaling 50,968 m (inclusive of 32 m in overcuts) were solely designed around infill feasibility study drilling and 14 drill holes totaling 6,314.4 were primarily designed to test the geotechnical and hydrogeological characteristics of the rock mass in areas of proposed mine workings and UGTMF.
  A total of 37 assays remain pending from the 2019 Feasibility-stage drilling program and 14 dual purpose geotechnical and hydrogeological characterization holes of which 9 were drilled within the Arrow mine plan footprint and 5 within the UGTMF.
  NexGen formally commenced an Environmental Assessment on the Rook I Project on April 29, 2019 in accordance with the requirements of both the Environmental Assessment Act and the Canadian Environmental Assessment Act, 2012 ("CEAA 2012") after receiving acceptance of the Rook I Project Description (Technical Proposal) by the Canadian Nuclear Safety Commission ("CNSC") and the Saskatchewan Ministry of Environment ("SMOE"). In addition, NexGen filed an Initial Licence Application with the CNSC under the Nuclear Safety and Control Act in order to obtain a Licence to Prepare Site and Construct for the Project.
  On December 5, 2019 NexGen announced the successful entering into of Study Agreements with four local communities within the Rook I project area to formally engage with the communities to identify potential impacts to Aboriginal and treaty rights and socio-economic interests and identify potential avoidance and accommodation measures in relation to the Project whilst acknowledging the duty to consult remains with the Crown.  Further, the Study Agreements commit the Parties to negotiate Impact Benefit Agreements in good faith and as early in the regulatory process as possible to allow the Parties greater certainty, including certainty that current and future potential concerns between the Parties can be addressed through the processes set out in the Impact Benefit Agreement.
  As of December 9, 2019, the Company had cash-on-hand of approximately $60 million which fully funds NexGen for all drilling, feasibility and development programs planned this year.

Drill hole locations are shown in Figure 3. Full drilling results can be found in Table 1. Drill hole descriptions can be found at www.nexgenenergy.ca.

Figure 1: Cross Section - A2 Indicated Domains (CNW Group/NexGen Energy Ltd.)

Figure 2: Cross Section - A2 and A3 Indicated Domains (CNW Group/NexGen Energy Ltd.)

Figure 3: Arrow Deposit Drill Hole Locations (CNW Group/NexGen Energy Ltd.)

Table 1: Arrow Deposit Drill Hole Data

Drill Hole				Athabasca Group - Basement Unconformity Depth (m)	SRC Geoanalytical Results
Hole ID	Azimuth	Dip	Total Depth (m)		From (m)	To (m)	Width (m)	U3O8 (wt%)
AR-19-229c5	327	-65	681	N/A	464.00	474.00	10.0	0.03
					477.00	491.00	14.0	0.07
					495.00	501.00	6.0	0.66
				incl.	495.00	496.00	1.0	2.42
					504.00	538.00	34.0	0.35
				incl.	519.00	520.00	1.0	3.39
					614.00	660.00	46.0	4.51
				incl.	629.00	633.00	4.0	15.21
				incl.	639.00	645.00	6.0	12.53
AR-19-230c4	327	-65	693.5	N/A	488.00	488.50	0.5	0.01
					502.00	507.00	5.0	0.07
					514.00	523.00	9.0	0.07
					532.50	534.50	2.0	0.03
					553.00	569.00	16.0	0.02
					600.50	608.50	8.0	9.01
				incl.	601.50	604.50	3.0	23.50
					614.50	617.50	3.0	0.36
					623.50	628.50	5.0	0.03
					639.00	639.50	0.5	0.13
					643.00	648.00	5.0	0.18
					654.00	668.00	14.0	0.07
AR-19-232c4	327	-65	645.5	N/A	495.00	496.00	1.0	0.16
					547.00	552.00	5.0	0.72
					559.00	573.00	14.0	1.51
				incl.	559.00	561.00	2.0	8.55
					580.00	585.00	5.0	0.46
					596.00	606.00	10.0	1.61
				incl.	597.00	599.00	2.0	6.63
					609.00	614.00	5.0	0.03
					617.00	618.00	1.0	0.02
					626.00	627.00	1.0	0.01
AR-19-233c4	327	-65	558.5	N/A	451.00	459.00	8.0	0.10
					462.00	466.00	4.0	0.02
					469.00	472.00	3.0	0.02
					483.50	498.50	15.0	0.30
				incl.	494.50	497.50	3.0	1.12
					506.50	521.50	15.0	0.32
					524.50	528.50	4.0	0.27
AR-19-234c3	327	-65	537	N/A	460.00	462.00	2.0	0.04
					478.00	512.00	34.0	0.63
				incl.	497.00	500.00	3.0	5.38
AR-19-236c3	327	-65	684.5	N/A	461.50	462.50	1.0	0.07
					468.50	469.50	1.0	0.16
					476.50	477.50	1.0	0.49
					482.50	489.50	7.0	0.03
					498.50	499.50	1.0	0.16
					504.50	506.50	2.0	0.04
					515.50	529.50	14.0	0.69
				incl.	521.50	522.50	1.0	3.00
				incl.	525.50	529.50	4.0	1.02
					534.50	535.50	1.0	0.04
					542.50	546.00	3.5	0.03
					577.00	617.00	40.0	0.12
				incl.	597.00	598.00	1.0	1.29
					620.00	645.00	25.0	0.40
				incl.	622.00	631.00	9.0	0.99
					648.00	649.00	1.0	0.20
					654.00	664.00	10.0	0.55
				incl.	654.00	656.00	2.0	1.77
					677.50	678.00	0.5	0.03
AR-19-236c4	327	-65	699.5	N/A	463.00	463.50	0.5	0.05
					473.50	474.00	0.5	0.02
					477.00	484.00	7.0	0.07
					490.00	491.00	1.0	0.09
					501.00	502.00	1.0	0.18
					509.00	509.50	0.5	0.13
					515.00	533.00	18.0	0.51
				incl.	523.00	530.00	7.0	0.97
					548.00	549.00	1.0	0.04
					588.50	618.00	29.5	0.04
					622.00	624.00	2.0	0.67
					631.00	652.00	21.0	0.16
					658.00	672.00	14.0	0.83
				incl.	658.00	663.00	5.0	2.08
					677.00	679.00	2.0	0.02
AR-19-237c1	327	-65	705.5	128.00	496.00	497.00	1.0	0.10
					532.50	533.00	0.5	0.13
					545.50	549.50	4.0	0.57
					556.50	558.50	2.0	0.49
					565.50	567.50	2.0	0.27
					570.50	571.50	1.0	2.20
					639.00	664.00	25.0	2.14
				incl.	641.00	645.00	4.0	9.78
					667.00	668.00	1.0	0.05
					677.00	685.00	8.0	0.16
					691.00	692.00	1.0	0.01
AR-19-237c2	327	-65	720.5	N/A	504.00	504.50	0.5	0.09
					520.50	522.00	1.5	0.40
					549.00	555.00	6.0	0.01
					560.00	567.00	7.0	0.05
					570.00	571.00	1.0	0.65
					578.00	584.00	6.0	0.52
				incl.	583.00	584.00	1.0	2.86
					592.00	595.00	3.0	0.01
					631.00	633.00	2.0	0.02
					639.00	671.00	32.0	0.34
					678.00	684.00	6.0	0.13
					687.00	689.00	2.0	0.17
					717.00	717.50	0.5	0.07
AR-19-237c3	327	-65	738.5	N/A	450.50	451.00	0.5	0.08
					510.00	511.00	1.0	0.42
					526.00	527.00	1.0	0.04
					554.00	560.00	6.0	0.20
					565.00	568.00	3.0	0.07
					573.00	576.00	3.0	0.81
					581.00	583.00	2.0	0.05
					586.00	588.00	2.0	0.07
					595.00	596.00	1.0	0.02
					639.00	678.00	39.0	0.86
				incl.	666.00	674.00	8.0	2.57
					691.00	693.00	2.0	0.12
					696.00	705.00	9.0	0.16
AR-19-238c1	327	-65	513.5	141.50	438.50	467.50	29.0	0.61
				incl.	458.50	461.50	3.0	4.24
					471.50	482.50	11.0	1.96
					487.50	504.50	17.0	0.04
AR-19-238c2	327	-65	522.5	N/A	426.00	426.50	0.5	0.03
					448.50	456.50	8.0	0.13
					465.50	476.50	11.0	0.76
					482.50	493.50	11.0	3.59
				incl.	483.50	489.50	6.0	6.46
AR-19-238c3	327	-65	540.5	N/A	457.50	461.50	4.0	0.27
					466.50	468.50	2.0	0.22
					477.50	478.50	1.0	0.03
					487.50	490.50	3.0	0.42
					496.50	517.50	21.0	1.76
				incl.	496.50	505.50	9.0	3.94
AR-19-238c4	327	-65	542.5	N/A	457.00	457.50	0.5	0.12
					473.50	476.50	3.0	0.93
					480.50	481.50	1.0	0.43
					499.50	503.50	4.0	1.77
					506.50	522.50	16.0	0.40
				incl.	506.50	507.50	1.0	4.55
AR-19-239c1	327	-65	729.5	133.00	478.00	480.00	2.0	0.03
					484.00	489.00	5.0	0.02
					498.00	501.00	3.0	0.06
					513.50	514.50	1.0	0.16
					517.50	520.50	3.0	0.40
					524.50	525.50	1.0	0.03
					528.50	540.50	12.0	0.11
					545.50	546.50	1.0	0.12
					550.50	567.50	17.0	1.23
				incl.	561.50	563.50	2.0	5.45
					572.50	573.50	1.0	0.20
					579.50	602.50	23.0	0.38
					649.00	668.00	19.0	3.05
				incl.	660.00	668.00	8.0	6.26
					672.00	673.00	1.0	1.39
					679.00	691.00	12.0	0.37
					698.00	702.00	4.0	0.49
AR-19-239c2	327	-65	756.5	N/A	457.50	458.00	0.5	0.03
					491.00	498.00	7.0	0.16
					519.00	537.00	18.0	1.02
					540.00	541.00	1.0	0.08
					545.00	549.00	4.0	0.04
					553.00	561.00	8.0	1.58
					567.00	568.00	1.0	0.03
					571.00	580.00	9.0	0.59
					585.00	586.00	1.0	0.45
					597.00	603.00	6.0	4.72
					620.50	623.50	3.0	0.05
					642.00	643.00	1.0	0.05
					666.00	670.00	4.0	0.03
					674.00	676.00	2.0	0.09
					682.00	689.00	7.0	0.08
					694.00	700.00	6.0	0.02
					703.00	718.00	15.0	3.16
				incl.	705.00	715.00	10.0	4.62
					721.00	740.00	19.0	1.73
				incl.	721.00	730.00	9.0	3.17
					743.00	746.00	3.0	0.10
AR-19-240c1	327	-65	702.5	130.70	506.00	507.00	1.0	0.04
					524.00	524.50	0.5	2.66
					529.50	530.50	1.0	0.15
					538.50	539.00	0.5	0.24
					545.50	550.00	4.5	0.12
					571.00	574.00	3.0	0.23
					578.00	579.00	1.0	0.26
					587.00	588.00	1.0	0.09
					605.00	608.00	3.0	0.17
					614.00	643.00	29.0	0.86
				incl.	621.00	625.00	4.0	5.57
					652.00	654.00	2.0	0.04
					660.00	676.00	16.0	0.06
AR-19-240c2	327	-65	714	N/A	476.50	477.00	0.5	0.05
					513.50	515.00	1.5	0.11
					526.50	527.50	1.0	0.58
					530.50	531.50	1.0	0.57
					544.00	549.00	5.0	2.55
				incl.	545.00	548.00	3.0	4.04
					582.00	585.00	3.0	0.07
					606.00	616.00	10.0	0.03
					620.00	622.00	2.0	0.02
					626.00	652.00	26.0	1.07
				incl.	636.00	640.00	4.0	6.04
					656.00	657.00	1.0	0.02
					671.50	672.50	1.0	0.04
					680.00	680.50	0.5	0.07
AR-19-241c1	327	-65	600.5	137.30	412.00	416.00	4.0	0.08
					447.00	450.00	3.0	0.61
					456.00	457.00	1.0	0.05
					465.00	466.00	1.0	0.04
					474.00	479.00	5.0	0.06
					543.00	544.00	1.0	0.03
					556.50	571.50	15.0	4.52
				incl.	564.50	570.50	6.0	11.11
AR-19-241c2	327	-65	615.5	N/A	411.00	415.00	4.0	0.04
					423.00	424.00	1.0	0.04
					440.50	441.50	1.0	0.01
					444.50	449.50	5.0	0.25
					452.50	475.50	23.0	0.05
					503.50	507.50	4.0	0.03
					567.00	584.00	17.0	4.51
				incl.	570.00	576.00	6.0	10.84
AR-19-242c1	327	-65	606.5	138.00	453.00	455.50	2.5	0.02
					483.50	484.50	1.0	0.14
					492.50	493.50	1.0	0.40
					501.00	501.50	0.5	0.05
					510.50	511.50	1.0	0.02
					514.50	516.50	2.0	0.26
					521.50	572.50	51.0	0.84
				incl.	547.50	549.50	2.0	2.68
				incl.	553.50	558.50	5.0	5.55
AR-19-242c2	327	-65	603.5	N/A	486.50	498.50	12.0	0.07
					520.00	586.00	66.0	0.75
				incl.	555.00	569.00	14.0	2.59
AR-19-243c1	327	-65	693.5	123.40	518.50	519.50	1.0	0.15
					522.00	523.00	1.0	0.17
					528.50	529.50	1.0	0.07
					534.00	534.50	0.5	0.01
					540.50	544.50	4.0	0.09
					549.50	550.50	1.0	0.15
					557.50	562.00	4.5	0.02
					569.50	582.50	13.0	0.07
					586.50	589.50	3.0	0.03
					614.50	615.50	1.0	7.58
					633.00	636.00	3.0	0.77
				incl.	633.00	634.00	1.0	2.08
					642.00	648.00	6.0	0.02
AR-19-243c2	327	-65	696.5	N/A	512.00	512.50	0.5	0.01
					522.50	523.00	0.5	0.63
					528.00	531.00	3.0	0.40
				incl.	528.00	529.00	1.0	1.11
					542.00	542.50	0.5	0.03
					555.00	556.00	1.0	0.18
					564.00	566.00	2.0	0.02
					570.00	571.00	1.0	0.05
					581.00	582.00	1.0	0.07
					590.50	591.50	1.0	0.02
					610.00	611.00	1.0	0.12
					621.00	635.50	14.5	0.95
				incl.	631.50	634.50	3.0	3.67
					641.50	642.50	1.0	0.21
					663.00	663.50	0.5	0.11
					668.50	669.50	1.0	0.01
AR-19-243c3	327	-65	678.5	N/A	518.50	526.50	8.0	0.21
				incl.	518.50	519.50	1.0	1.41
					556.00	557.00	1.0	0.04
					561.00	565.00	4.0	0.05
					573.50	575.50	2.0	0.10
					609.50	639.50	30.0	3.09
				incl.	615.50	623.50	8.0	11.35
					644.50	645.50	1.0	0.07
AR-19-244c1	327	-65	756	125.60	479.00	482.00	3.0	0.04
					537.50	539.50	2.0	0.07
					558.50	559.00	0.5	1.00
					567.00	567.50	0.5	0.29
					578.00	578.50	0.5	0.06
					590.50	591.50	1.0	0.06
					611.50	616.50	5.0	1.00
				incl.	614.50	615.50	1.0	4.15
					620.50	624.50	4.0	0.07
					629.50	638.50	9.0	0.14
					644.50	655.50	11.0	0.03
					664.50	666.50	2.0	0.02
					670.50	680.50	10.0	0.81
				incl.	673.50	674.50	1.0	6.58
					687.50	697.50	10.0	0.60
				incl.	688.50	692.50	4.0	1.09
					704.50	709.50	5.0	0.35
					714.50	719.50	5.0	0.52
AR-19-245c1	327	-65	609	138.80	412.50	413.00	0.5	0.02
					418.00	420.00	2.0	0.02
					425.00	431.00	6.0	0.33
					436.00	437.00	1.0	0.02
					448.00	449.00	1.0	0.39
					452.00	480.00	28.0	0.34
				incl.	472.00	476.00	4.0	1.61
					574.00	580.00	6.0	0.47
				incl.	577.00	578.00	1.0	2.45
					587.00	589.00	2.0	0.55
AR-19-245c2	327	-65	774.5	N/A	420.50	421.50	1.0	0.04
					424.50	432.50	8.0	0.24
				incl.	430.50	431.50	1.0	1.34
					440.50	441.50	1.0	0.25
					453.00	484.00	31.0	0.28
				incl.	477.00	478.00	1.0	2.48
				incl.	481.00	482.00	1.0	1.50
					577.50	591.50	14.0	1.33
				incl.	579.50	585.50	6.0	2.96
					666.00	668.00	2.0	0.06
					679.00	691.00	12.0	1.35
				incl.	685.00	690.00	5.0	2.07
					696.00	697.00	1.0	0.16
					727.50	728.50	1.0	0.03
					731.00	735.00	4.0	0.02
					742.00	749.00	7.0	0.19
AR-19-245c3	327	-65	636.5	N/A	429.00	429.50	0.5	0.60
					435.00	435.50	0.5	0.24
					449.50	453.50	4.0	0.81
					457.50	458.50	1.0	0.33
					462.50	488.50	26.0	1.00
				incl.	464.50	469.50	5.0	2.08
				incl.	472.50	476.50	4.0	3.22
					576.50	592.50	16.0	0.02
					597.50	606.50	9.0	0.05
AR-19-246c1	327	-65	735.5	130.20	442.00	443.00	1.0	0.02
					463.50	464.50	1.0	0.01
					480.00	482.00	2.0	0.06
					488.50	489.50	1.0	0.18
					530.00	532.00	2.0	0.41
					536.00	540.00	4.0	0.07
					546.00	555.00	9.0	0.26
				incl.	549.00	550.00	1.0	1.58
					563.00	571.00	8.0	1.94
				incl.	563.00	567.00	4.0	3.76
					574.00	575.00	1.0	0.01
					582.00	583.00	1.0	0.73
					595.50	603.50	8.0	0.14
					606.50	609.50	3.0	0.02
					626.00	638.00	12.0	0.03
					644.00	660.00	16.0	3.15
				incl.	647.00	654.00	7.0	7.05
					664.00	693.00	29.0	0.69
				incl.	674.00	676.00	2.0	3.22
				incl.	688.00	690.00	2.0	3.13
					701.00	702.00	1.0	0.06
					715.00	716.00	1.0	0.03
					719.00	724.00	5.0	0.02
					730.00	731.00	1.0	0.11
AR-19-247c1	327	-65	696	126.55	482.00	482.50	0.5	0.02
					499.00	501.00	2.0	0.34
					519.00	521.50	2.5	0.02
					526.50	531.50	5.0	0.09
					543.50	554.50	11.0	1.67
				incl.	545.50	548.50	3.0	1.18
				incl.	551.50	553.50	2.0	6.88
					617.50	645.00	27.5	2.14
				incl.	624.00	625.00	1.0	13.40
				incl.	628.00	629.00	1.0	12.20
				incl.	632.00	638.00	6.0	5.11
					648.00	649.00	1.0	0.06
					658.00	663.00	5.0	0.16
					667.00	669.00	2.0	0.01
					672.00	673.00	1.0	0.02
AR-19-247c2	327	-65	711.5	N/A	488.00	488.50	0.5	0.07
					506.50	507.50	1.0	0.38
					518.50	519.00	0.5	0.11
					535.50	543.50	8.0	0.11
					547.50	548.50	1.0	0.01
					556.50	558.50	2.0	0.14
					564.50	574.50	10.0	2.09
				incl.	565.50	569.50	4.0	4.78
					618.50	621.50	3.0	0.05
					635.50	641.50	6.0	0.04
					644.50	649.50	5.0	0.04
					663.00	682.00	19.0	0.11
AR-19-248c1	327	-65	564.5	138.70	431.00	431.50	0.5	0.05
					459.00	463.00	4.0	0.03
					481.00	482.00	1.0	0.10
					485.00	494.00	9.0	1.44
				incl.	486.00	492.00	6.0	2.01
					498.00	502.00	4.0	1.12
					506.00	507.00	1.0	2.75
					510.00	542.00	32.0	1.40
				incl.	514.00	515.00	1.0	1.98
				incl.	520.00	521.00	1.0	3.16
				incl.	526.00	534.00	8.0	4.47
					551.00	552.00	1.0	0.02
AR-19-248c2	327	-65	582.5	N/A	471.50	478.50	7.0	0.04
					496.50	502.50	6.0	0.04
					505.50	506.50	1.0	5.01
					509.50	511.50	2.0	0.18
					515.50	559.50	44.0	1.66
				incl.	520.50	522.50	2.0	5.42
				incl.	527.50	543.50	16.0	3.65
AR-19-248c3	327	-65	588.5	N/A	472.50	489.50	17.0	0.04
					502.50	512.50	10.0	0.98
				incl.	502.50	503.50	1.0	4.15
				incl.	508.50	512.50	4.0	1.30
					515.50	530.50	15.0	0.64
				incl.	515.50	516.50	1.0	1.26
				incl.	522.50	526.50	4.0	1.60
					533.50	545.50	12.0	0.44
				incl.	542.50	543.50	1.0	3.53
					553.50	577.50	24.0	0.81
				incl.	554.50	557.50	3.0	5.54
AR-19-249c1	327	-65	780	135.15	462.00	464.00	2.0	0.24
					483.00	484.00	1.0	0.03
					498.00	500.00	2.0	0.03
					503.00	507.00	4.0	0.04
					517.00	521.00	4.0	0.03
					531.00	532.00	1.0	0.12
					556.50	559.50	3.0	0.40
					570.50	571.50	1.0	0.03
					580.00	589.00	9.0	1.66
				incl.	580.00	585.00	5.0	2.85
					592.00	596.00	4.0	0.42
				incl.	592.00	593.00	1.0	1.01
					601.00	604.00	3.0	1.06
				incl.	603.00	604.00	1.0	2.76
					618.50	619.00	0.5	0.02
					630.00	635.00	5.0	0.41
					666.00	667.00	1.0	0.19
					682.50	705.50	23.0	0.27
				incl.	696.50	700.50	4.0	1.36
					709.50	712.50	3.0	0.01
					716.50	727.50	11.0	0.03
					731.50	742.00	10.5	0.82
				incl.	738.00	740.00	2.0	3.67
					747.00	750.00	3.0	0.25
AR-19-249c2	327	-65	783.5	N/A	473.00	476.00	3.0	0.07
					487.00	491.00	4.0	0.03
					499.50	504.50	5.0	0.02
					513.00	514.50	1.5	0.02
					540.00	543.00	3.0	0.04
					565.50	566.00	0.5	2.46
					570.00	571.00	1.0	1.09
					587.00	597.00	10.0	0.29
				incl.	592.00	593.00	1.0	1.35
					601.00	616.00	15.0	1.20
				incl.	601.00	604.00	3.0	3.77
				incl.	610.00	613.00	3.0	1.85
					620.00	621.00	1.0	0.15
					635.00	654.00	19.0	0.08
					658.00	668.00	10.0	0.02
					673.00	674.00	1.0	0.01
					690.50	712.50	22.0	0.31
				incl.	704.50	707.50	3.0	1.60
					716.50	748.50	32.0	0.21
				incl.	727.50	728.50	1.0	1.11
AR-19-250c1	327	-65	732.5	124.70	489.50	490.50	1.0	0.06
					539.50	540.50	1.0	1.55
					543.50	547.50	4.0	0.10
					553.50	562.50	9.0	0.38
				incl.	561.50	562.50	1.0	2.38
					580.50	584.50	4.0	0.05
					595.00	595.50	0.5	0.09
					605.00	607.00	2.0	0.07
					610.00	611.00	1.0	0.02
					614.00	615.00	1.0	0.08
					636.00	637.00	1.0	0.01
					644.50	645.00	0.5	0.06
					650.50	668.50	18.0	1.90
				incl.	652.50	658.50	6.0	5.34
				incl.	663.50	664.50	1.0	1.01
AR-19-250c2	327	-65	744	N/A	490.00	491.00	1.0	0.19
					544.00	546.00	2.0	2.83
					553.00	556.00	3.0	2.76
				incl.	555.00	556.00	1.0	7.00
					560.00	567.00	7.0	0.77
				incl.	563.00	566.00	3.0	1.67
					574.00	574.50	0.5	0.02
					585.50	587.50	2.0	0.04
					592.00	593.00	1.0	0.02
					596.50	597.50	1.0	0.02
					606.00	609.00	3.0	0.07
					615.50	616.00	0.5	0.12
					635.50	637.50	2.0	0.09
					647.00	650.00	3.0	0.04
					653.00	668.00	15.0	3.47
				incl.	654.00	657.00	3.0	11.67
				incl.	660.00	667.00	7.0	2.18
					688.50	689.00	0.5	0.01
					692.50	700.50	8.0	0.03
AR-19-250c3	327	-65	756.5	N/A	428.50	429.50	1.0	0.04
					492.50	493.00	0.5	0.33
					533.00	534.00	1.0	0.02
					547.50	548.50	1.0	2.26
					553.50	568.50	15.0	0.46
				incl.	553.50	554.50	1.0	2.91
				incl.	557.50	558.50	1.0	2.26
					576.00	576.50	0.5	0.03
					585.00	586.00	1.0	0.08
					592.50	593.00	0.5	0.08
					604.50	605.00	0.5	0.04
					608.00	620.00	12.0	0.02
					623.00	626.00	3.0	0.06
					650.00	658.00	8.0	0.11
					662.00	680.00	18.0	2.28
				incl.	662.00	667.00	5.0	6.91
				incl.	670.00	671.00	1.0	3.72
					686.00	688.00	2.0	0.03
					695.50	696.00	0.5	0.08

Parameters:

  Maximum internal dilution 2.0 m downhole
  Minimum thickness of 0.5 m downhole
  Cutoff grade 0.01% U3O8
  All depths and intervals are metres downhole, true thicknesses are yet to be determined. Resource modelling in conjunction with an updated mineral resource estimate is required before true thicknesses can be determined
  Directional drilling has often resulted in mineralization intersected at a more favourable and shallower dip

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.

NexGen owns a portfolio of prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada; including a 100% interest in Rook I, location of the Arrow Deposit discovered in February 2014, the Bow discovery in March 2015, the Harpoon discovery in August 2016 and the Arrow South discovery in July 2017. NexGen is the recipient of the PDAC's 2018 Bill Dennis Award and the 2019 Environmental and Social Responsibility Award.

Technical Disclosure

The technical information in this news release with respect to the PFS has been reviewed and approved by Paul O'Hara, P.Eng. of Wood., David Robson, P.Eng., M.B.A., and Jason Cox, P.Eng. of RPA, each of whom is a "qualified person" under National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI-43-101").

The Mineral Resource Estimate was completed by Mr. Mark Mathisen, C.P.G., Senior Geologist at RPA and Mr. David Ross, P.Geo., Director of Resource Estimation and Principal Geologist at RPA.  Both are independent Qualified Persons in accordance with the requirements of National Instrument (NI) 43-101 and they have approved the disclosure herein. All other technical information in this news release has been approved by Mr. Troy Boisjoli, Geoscientist Licensee, Vice President – Operations & Project Development for NexGen.  Mr. Boisjoli is a qualified person for the purposes of NI 43-101 and has verified the sampling, analytical, and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all of the data collection protocols.

A technical report in respect to the PFS is filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml) and is available for review on NexGen Energy's website (www.nexgenenergy.ca).

SEC Standards

Estimates of mineralization and other technical information included or referenced in this news release have been prepared in accordance with NI 43-101. The definitions of proven and probable mineral reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as "reserves" under SEC standards. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of "contained pounds" in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained or referenced in this news release containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

Technical Information

For details of the Rook I Project including the quality assurance program and quality control measures applied and key assumptions, parameters and methods used to estimate the Mineral Resource please refer to the technical report entitled "Arrow Deposit, Rook I Project Saskatchewan NI 43-101 Technical Report on Pre-feasbility Study" dated effective 5 November, 2018 (the "Rook 1 Technical Report") prepared by Paul O'Hara, P.Eng., Jason J. Cox, P.Eng., David M. Robson, P.Eng., M.B.A., Mark B. Mathisen, C.P.G. each of whom is a "qualified person" under NI 43-101. The Rook I Technical Report is available for review under the Company's profile on SEDAR at www.sedar.com and EDGAR (www.sec.gov/edgar.shtml) providing details of the Rook I Project including the quality assurance program and quality control measures applied and key assumptions, parameters and methods used to estimate the Mineral Resource and is available on NexGen Energy's website (www.nexgenenergy.ca).

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the proposed transaction will be completed, the results of planned exploration activities are as anticipated, the price of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, imprecision of mineral resource estimates, the appeal of alternate sources of energy and sustained low uranium prices, aboriginal title and consultation issues, exploration risks, reliance upon key management and other personnel, deficiencies in the Company's title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licenses, changes in laws, regulations and policy, competition for resources and financing, and other factors discussed or referred to in the Company's Annual Information Form dated March 4, 2019 under "Risk Factors".

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

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SOURCE NexGen Energy Ltd.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/December2019/12/c3512.html

%CIK: 0001698535

For further information: Leigh Curyer, Chief Executive Officer, NexGen Energy Ltd., +1 604 428 4112, lcuryer@nexgenenergy.ca, www.nexgenenergy.ca; Travis McPherson, Vice President Corporate Development, NexGen Energy Ltd., +1 604 428 4112, tmcpherson@nexgenenergy.ca, http://www.nexgenenergy.ca

CO: NexGen Energy Ltd.

CNW 06:30e 12-DEC-19